EXHIBIT 99.4

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING
DIFFERENCES
To the Board of Directors of Bank of Montreal (the “Bank”)
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph):
-	that refers to the auditors’ report on the Bank’s internal control over financial reporting. Our report to the shareholders dated November 27, 2007 on the consolidated financial statements of the Bank is expressed in accordance with Canadian reporting standards, which do not require a reference to the auditors’ report on the Bank’s internal control over financial reporting in the auditors’ report on the consolidated financial statements; and

-	when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Notes 1, 3, 4, 9, 15 and 30 to the consolidated financial statements of the Bank as at October 31, 2007 and 2006 and for each of the years in the three-year period ended October 31, 2007. Our report to the shareholders dated November 27, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 27, 2007
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.